United States securities and exchange commission logo





                              February 9, 2024

       Eric Nyman
       Chief Executive Officer
       Revelyst, Inc.
       1 Vista Way
       Anoka, MN 55303

                                                        Re: Revelyst, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 16,
2024
                                                            File No. 333-276525

       Dear Eric Nyman:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 Filed January 16, 2024

       Cover page

   1. Please revise the cover page of your prospectus to clearly disclose the number of securities being
registered on this registration statement. See Item 501(b) of Regulation S-
                                                        K.
       Where You Can Find Additional Information, page ii

   2. Please incorporate by reference your Current Reports on Form 8-K filed on April 3, 2023,
                                                        April 27, 2023, May 3,
2023 and May 5, 2023.
 Eric Nyman
FirstName  LastNameEric Nyman
Revelyst, Inc.
Comapany9,NameRevelyst,
February    2024         Inc.
February
Page 2 9, 2024 Page 2
FirstName LastName
Questions and Answers About the Transaction
Q: Is the closing of the Transaction subject to any conditions?, page 2

3. Please revise the Q&A to disclose which of the most material conditions of the merger are able to be waived. Further, please revise the risk factor "The consummation of the
         Transaction is subject to a number of conditions, many of which are largely outside of the control of the parties to the Merger Agreement, and, if these conditions are not satisfied or waived on a timely basis, the Merger Agreement may be terminated and the Transaction may not be completed" on page 36 to describe what kinds of conditions could be waived and the negative effects it could have.
Q: What consideration will Vista Outdoor stockholders receive if the Transaction is completed?, page 3

4.       We note your disclosure that    [a]fter the Closing, Revelyst expects
to return cash on hand
         that is in excess of $250 million to Revelyst stockholders in the form of a share buyback
         or a special dividend.    Please revise your risk factors to discuss
the risks that this share
         buyback or special dividend may not occur.
The Transaction
Background of the Transaction, page 72

5.       We note your disclosure that you previously considered    the
separation of Vista
         Outdoor   s Outdoor Products and Sporting Products segments into two independent,
         publicly-traded companies via a spin-off of the Outdoor Products
segment.    We also note
         your disclosure in your Rule 425 prospectus filed on October 16, 2023
and titled    Project
         Ram All Employee Memo    that    [r]eturning to private ownership is a
positive
         development for the Sporting Products segment. The buyer will provide our ammunition brands (Federal, Remington, Speer, CCI and HEVI-Shot) with a strategic, long-term home that will make the brands less exposed to the pressures of the public capital markets while
         also providing resources to grow.    Please revise this section to
elaborate why Vista
         Outdoor   s board determined to pursue a sale of Sporting Products
rather than the
         previously planned spin-off into an independent, publicly-traded company.
6. Please add a section in "Questions and Answers About the Transaction" that prominently discloses the previously considered spin-off of the Outdoor Products segment and explains that this transaction is occurring in place of the spin-off.
Opinion of Morgan Stanley & Co. LLC
Comparable Companies Analysis, page 98

7. Please revise to state whether, and if so, why the advisor excluded any companies meeting the selection criteria from the analysis.
 Eric Nyman
FirstName  LastNameEric Nyman
Revelyst, Inc.
Comapany9,NameRevelyst,
February    2024         Inc.
February
Page 3 9, 2024 Page 3
FirstName LastName

Opinion of Moelis & Company LLC
Selected Publicly Traded Companies Analysis, page 104

8. Please revise to state whether, and if so, why the advisor excluded any companies meeting the selection criteria from the analysis.
Interests of Vista Outdoor Directors and Executive Officers in the Transaction, page 111

9.       We note that it appears certain of Vista Outdoor   s current directors
are not included in this
         section. Please revise to include disclosures for Michael Callahan, Gerard Gibbons, Bruce
         Grooms, Michael Robinson, Robert Tarola and Lynn Utter.
Information about the Revelyst Business
Revelyst's Reportable Segments, Power Brands and Challenger Brands, page 170

10. Please provide the basis, criteria, or source for the rankings of your various brands, such
         as    [t]he Bell brand is #1 in cycling helmets.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Revelyst
Liquidity
Material Cash Requirements, page 194

11. We note you disclose material cash requirements as of March 31, 2023 and state that at
         September 24, 2023, there were no material changes with respect to the cash requirements. We also note your disclosures related to your GEAR Up transformation program on page 174 through page 178 to transform your distribution, supply chain, and enterprise resource planning structure. Please tell us your consideration for disclosure of your expected cash requirements in the discussion of your liquidity. To the extent you have any material commitments, expand your disclosure to discuss and, additionally, describe any anticipated sources of funds to meet such commitments. Refer to Item
         303(b)(1) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Income Statement of Revelyst, page 203

12. Pro forma earnings per share for the six months ended September 24, 2023 and for the year ended March 31, 2023 appear incorrect on pages 203 and 204, respectively. Please revise as appropriate.
Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of Vista
Outdoor, page 250

13. Please state whether the tables in this section reflect the ownership of Revelyst after the transaction. If the ownership percentages will change as a result of the transaction, please add additional columns reflecting the future changes.
 Eric Nyman
Revelyst, Inc.
February 9, 2024
Page 4
Security Ownership of Directors and Executive Officers, page 251

14. We note the disclosure in your Current Report on Form 8-K on July 21, 2023 that its board of directors appointed Eric Nyman to the board. Please revise the table to include
         Eric Nyman as a current director.
Certain Relationships and Related Party Transactions, page 267

15. We note the related party transactions disclosed on page F-35. Please revise to include the disclosures required by Item 404 of Regulation S-K.
Part II
Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 2.3 Employee Matters Agreement, dated as of October 15, 2023, by and between Vista
Outdoor Inc. and Revelyst, Inc., page II-1

16. We note the indication in your exhibit index that information was omitted from Exhibit
         2.3. It appears, however, that no redactions were actually made. Please revise or advise.
Exhibit 99.6 Consent of Morgan Stanley & Co. LLC, page II-1

17. We note that the advisor referenced a registration statement of Vista Outdoor Inc. on Form
         S-4 in its consent. Please have your advisor revise its consent to reference the registrant.
Exhibit 99.7 Consent of Moelis & Company LLC, page II-1

18. Please have your financial advisor revise its consent to consent to being named in the
         sections    Merger Agreement   Representations and Warranties    and
 Merger
         Agreement   Covenants Relating to Conduct of Business by Vista Outdoor
Prior to
         Consummation of the Merger.
General
FirstName LastNameEric Nyman
Comapany
19.        NameRevelyst,
       Please               Inc.
              furnish the information required by Item 510 of Regulation S-K. Refer to Item 9 of
       Form
February     S-4. Page 4
         9, 2024
FirstName LastName
 Eric Nyman
FirstName  LastNameEric Nyman
Revelyst, Inc.
Comapany9,NameRevelyst,
February    2024         Inc.
February
Page 5 9, 2024 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stephany Yang at 202-551-3167 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Craig F. Arcella